SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                            British Energy Group PLC
                            ------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                  GB00B04QKW59
                                  ------------
                      (CUSIP Number of Class of Securities)

                               Gerald Kerner, Esq.
                     c/o Duquesne Capital Management, L.L.C.
                         40 West 57th Street, 25th Floor
                               New York, NY 10019
                                 (212) 830-6655
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Serge Benchetrit, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 12, 2005
                                  ------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. GB00B04QKW59                                         Page 2 of 8 Pages
----------------------                                         -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Duquesne Capital Management, L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     57,019,150
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                57,019,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            57,019,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. GB00B04QKW59                                         Page 3 of 8 Pages
----------------------                                         -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stanley F. Druckenmiller
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     57,019,150
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                57,019,150
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            57,019,150
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                         -----------------
CUSIP No. GB00B04QKW59                                         Page 4 of 8 Pages
----------------------                                         -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Windmill Master Fund L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
   NUMBER OF          --------- ------------------------------------------------
    SHARES               8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                     35,153,665
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                35,153,665
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            35,153,665
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed with respect to the beneficial ownership of shares of Ordinary Shares ("Ordinary Shares") of British Energy Group PLC, a United Kingdom public limited company (the "Company"), to amend the Schedule 13D filed on February 28, 2005 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the meaning ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following paragraph:

Additional Shares were purchased on March 23, 2005 for an aggregate amount equal to (pound)5,315,002, including commissions and expenses. The source of these funds was the working capital of the Funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

The Reporting Persons intend to continue to discuss with members of the Board of Directors of the Company the execution by the management of the Company's business plan outlined in the restructuring consummated in January of 2005 with the goal of improving the fundamentals of the Company's business. As is customary in the UK, the Company has initiated discussions with the Reporting Persons to seek out the Reporting Persons' views on the composition of the Board. As part of this process, the Reporting Persons intend to seek to consult with members of the Company's Board for the purpose of expressing their views on the composition of the Board, their desire to have several new non-executive directors added to the Board, and their views on which director should serve as Senior Independent Director.

Those Shares purchased on March 23, 2005 were acquired for investment purposes. The recent transactions in the Shares were made in the ordinary course of business.

Furthermore, the Reporting Persons intend to continually review the Company's business affairs, financial position, and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation, review, and other factors, the Reporting Persons may purchase additional shares of Ordinary Shares and, alternatively, may sell Shares in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

(a) & (b) Ownership and power over disposition:

A.  Duquesne Capital
    ----------------

     (a) Amount beneficially owned: 57,019,150.
     (b) Percent of class: 10.2%. The percentages used herein and in the rest of this Schedule 13D are calculated based upon a total of 561,016,553 shares of Ordinary Shares issued and outstanding, as of April 27, 2005, as reflected in the Company's Report of Foreign Issuer on Form 6-K, filed on April 27, 2005.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 57,019,150.
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 57,019,150.

B.  Mr. Druckenmiller
    -----------------

     (a) Amount beneficially owned: 57,019,150.
     (b) Percent of class: 10.2%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 57,019,150.
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 57,019,150.

C.  Windmill
    --------

     (a) Amount beneficially owned: 35,153,665.
     (b) Percent of class: 6.3%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 35,153,665.
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 35,153,665.

(c) The transactions in the shares of the Ordinary Shares during the past sixty days that may be deemed to be beneficially owned by a Reporting Person are set forth on Exhibit 99.1 attached hereto. All such transactions were effected as open market transactions.

Item 7  Material to be Filed as Exhibits

     Attached hereto as Exhibit 99.1 is a description of transactions in the shares of the Ordinary Shares that were effected during the past sixty days that may be deemed to be beneficially owned by the Reporting Persons.


              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 12, 2005


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /s/ Gerald Kerner
                                            ------------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By:  /s/ Gerald Kerner
                                            ------------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact


                                        WINDMILL MASTER FUND L.P.

                                        By: Duquesne Capital Management, L.L.C.,
                                            its investment manager

                                        By:  /s/ Gerald Kerner
                                            ------------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director





               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                    WITH RESPECT TO BRITISH ENERGY GROUP PLC]